Exhibit 99.1

ITAÚ CORPBANCA ANNOUNCES LAUNCH OF ITS RIGHTS

OFFERINGS IN CONNECTION WITH CAPITAL INCREASE

SANTIAGO, CHILE, October 4, 2021 – ITAÚ CORPBANCA (NYSE: ITCB) (the “Company”) today announced the launch of its rights offerings in connection with the capital increase approved by the Company’s shareholders on July 13, 2021. Pursuant to the capital increase, the Company is authorized to issue up to 461,111,111,111 additional common shares. The Company is offering 461,111,111,111 new common shares in the Republic of Chile and outside Chile, including common shares represented by American Depositary Shares (“ADSs”). Each ADS represents 1,500 common shares. If fully subscribed in the rights offerings, 461,111,111,111 new shares would be placed for Ch$1.80 per share for a total of Ch$830,000,000,000, or approximately US$1,058,228,041.77, based on the Company’s own exchange rate of Ch$784.33 per US$1.00 as of September 23, 2021.

Each common share held of record as of 11:59 p.m. (Santiago, Chile time) on September 28, 2021 will entitle its holder to approximately 0.899892716148 of a transferable preemptive right to subscribe for newly issued common shares (a “Preemptive Share Right”) (the “Statutory Preemptive Rights Offering”). Each full Preemptive Share Right entitles the holder to subscribe for one new common share at a share subscription price of Ch$1.80 (equivalent to approximately US$0.0023, based on the Company’s own exchange rate of Ch$784.33 per US$1.00 as of September 23, 2021) per share, payable in cash in Chilean pesos. One full Preemptive Share Right is required to subscribe for one new common share at the share subscription price. The Company will only accept subscriptions for whole common shares and will truncate or reduce any subscriptions submitted with respect to fractional rights to the nearest whole number of Preemptive Share Rights that may be exercised.

The Company will also make available to holders of ADSs transferable preemptive rights to subscribe for newly issued ADSs (“Preemptive ADS Rights”) at the rate of approximately 0.899892716148 Preemptive ADS Rights for each ADS held of record at 5:00 p.m. (New York City time) on October 4, 2021 (the “Preemptive ADS Rights Offering”), which is a different record date than the record date in the Statutory Preemptive Rights Offering. Each full Preemptive ADS Right entitles the holder to subscribe for one new ADS at a subscription price equal to the U.S. dollar equivalent of Ch$2,700, which is 1,500 times the share subscription price (the applicable “ADS Subscription Price”) and estimated to be US$3.44 per ADS based on the Company’s own exchange rate of Ch$784.33 per US$1.00 as of September 23, 2021. One full Preemptive ADS Right is required to subscribe for one new ADS at the ADS Subscription Price. Only subscriptions for whole numbers of new ADSs will be accepted. Fractional Preemptive ADS Rights will not be allocated; fractional entitlements will be rounded down to the next smaller whole number without compensation. Since the ADS Subscription Price will not be known at the time the Preemptive ADS Rights are exercised, the final applicable ADS Subscription Price will be determined based on the exchange rate assigned by The Bank of New York Mellon, acting as ADS rights agent (the “ADS Rights Agent”), on or about October 28, 2021 (in the case of Preemptive ADS Rights) and on or about November 12, 2021 (in the case of Additional ADS Rights (as defined below)). Holders of Preemptive ADS Rights that wish to subscribe must deposit US$3.79 (the “ADS Deposit Amount”) for each new ADS subscribed for. The ADS Deposit Amount is the estimated ADS Subscription Price plus 10% of such amount to cover (i) currency rate fluctuations to the date on which the ADS Rights Agent converts the Chilean pesos subscription price in connection with the exercise of the Preemptive Share Rights underlying the Preemptive ADS Rights or the exercise of Additional Share Rights (as defined below) underlying the Additional ADS Rights, as the case may be and (ii) the fee of The Bank of New York Mellon, as the ADS depositary of US$0.05 per new ADS.

The Statutory Preemptive Rights Offering will commence on October 4, 2021 and will expire at 11:59 p.m. (Santiago, Chile time) on November 2, 2021. The Preemptive ADS Rights Offering will commence on October 5, 2021 and will expire at 5:00 p.m. (New York City time) on October 26, 2021 (the “ADS Rights Expiration Time”). The Preemptive Share Rights are transferable and will be listed on the Bolsa de Comercio de Santiago, Bolsa de Valores (the “Santiago Stock Exchange”), and the Bolsa Electrónica de Chile, Bolsa de Valores (the “Chilean Electronic Stock Exchange” and together with the Santiago Stock Exchange, the “Chilean Stock Exchanges”). Trading in the Preemptive Share Rights on such exchanges is expected to commence on October 4, 2021 and continue until October 29, 2021. The Preemptive ADS Rights are transferable and are expected to be admitted for trading on the New York Stock Exchange (the “NYSE”), subject to the Preemptive ADS Rights being “in-the-money” at the commencement of trading. Trading in the Preemptive ADS Rights on the NYSE is expected to commence on October 5, 2021 and continue until October 21, 2021.

To the extent that there are any common shares under the capital increase remaining unsubscribed after the Statutory Preemptive Rights Offering (the “Unsubscribed Shares”), the holders of Preemptive Share Rights or assignees thereof who exercised in full their Preemptive Share Rights and subscribed for new common shares in the Statutory Preemptive Rights Offering (“Subscribing Holders”), will be entitled to receive new transferable share rights (“Additional Share Rights”) to subscribe a proportionate share of the Unsubscribed Shares, based on the number of new common shares that the Subscribing Holder subscribed and paid for in the Statutory Preemptive Rights Offering relative to the total number of new common shares subscribed and paid for during the Statutory Preemptive Rights Offering, including common shares underlying new ADSs subscribed and paid for in the Preemptive ADS Rights Offering.

The exact number of Additional Share Rights each eligible Subscribing Holder will be entitled to receive will not be determined until after the completion of the Statutory Preemptive Rights Offering. The Company will announce the number of Additional Share Rights that eligible Subscribing Holders or their assignees are entitled to receive for each new common share subscribed and paid for in the Statutory Preemptive Rights Offering as soon as practicable after the completion of the Statutory Preemptive Rights Offering and before the commencement of the subsequent preemptive rights offering for the Unsubscribed Shares (the “Subsequent Statutory Preemptive Rights Offering”). Each full Additional Share Right will entitle the holder to subscribe for one new common share at a subscription price of Ch$1.80 per share (equivalent to approximately US$0.0023, based on the Company’s own exchange rate of Ch$784.33 per US$1.00 as of September 23, 2021), the same share subscription price as in the Statutory Preemptive Rights Offering, payable in cash in Chilean pesos. One full Additional Share Right is required to subscribe for one new common share at the share subscription price. The Company will only accept subscriptions for whole common shares and will truncate any subscriptions submitted with respect to fractional rights to the nearest whole number of Additional Share Rights that may be exercised.

Holders of Preemptive ADS Rights that exercise their preemptive rights in full in the Preemptive ADS Rights Offering (“Subscribing ADS Rights Holders”) may, at the same time as they exercise their preemptive rights in full in the Preemptive ADS Rights Offering, offer to subscribe for additional new ADSs represented by Unsubscribed Shares in excess of their entitlement (the “Additional ADS Rights”) but not more than their respective initial entitlement amounts of ADSs. To the extent that Additional Share Rights are made available after the Statutory Preemptive Rights Offering, the ADS Rights Agent will allocate additional new ADSs to the Subscribing ADS Rights Holders that exercised the Additional ADS Rights, based on the number of new common shares underlying the new ADSs that the Subscribing ADS Rights Holder subscribed and paid for in the Preemptive ADS Rights Offering relative to the total number of new common shares subscribed and paid for during the Statutory Preemptive Rights Offering, including common shares underlying new ADSs subscribed and paid for in the Preemptive ADS Rights Offering. Subscribing ADS Rights Holders that wish to exercise the Additional ADS Rights must do so at the time they exercise their Preemptive ADS Rights, and must indicate with their subscription the maximum amount of additional new ADSs they seek to subscribe and must pay the full ADS Deposit Amount as described above with respect to such amount of additional new ADSs. Because the full amount of Unsubscribed Shares will not be known prior to the ADS Rights Expiration Time, Subscribing ADS Rights Holders may receive fewer additional new ADSs than they requested based on the pro rata allocation of the Unsubscribed Shares described above. The ADS Rights Agent will return any surplus ADS Deposit Amount to the Subscribing ADS Rights Holder as promptly as practicable following the Subsequent Statutory Preemptive Rights Offering. The amount of any such surplus amount to be returned may be a result of fewer additional new ADSs being issued in connection with Unsubscribed Shares following the allocations in the Subsequent Statutory Preemptive Rights Offering or from exchange rate fluctuations relating to the determination of the final applicable ADS Subscription Price as described above, which may not be the same as the ADS Subscription Price determined with respect to the Preemptive ADS Rights.

The Subsequent Statutory Preemptive Rights Offering is expected to commence on November 11, 2021 and is expected to expire at 11:59 p.m. (Santiago, Chile time) on November 16, 2021. The Company’s shareholders, at the meeting that approved the capital increase, authorized the Board of Directors to amend or not conduct the Subsequent Statutory Preemptive Rights Offering. The Additional Share Rights will be transferable and are expected to be listed on the Chilean Stock Exchanges. The Additional ADS Rights are not a separate security and will not be traded on an exchange.

To the extent there remain Unsubscribed Shares after the Subsequent Statutory Preemptive Rights Offering, those shares can be freely offered to shareholders and/or third parties from time to time and in amounts to be set forth by the Company’s Board of Directors; provided, however, that (i) during the 30 days after the end of the Statutory Preemptive Rights Offering the offer of common shares to third parties cannot be made on terms and conditions more favorable than those in effect for the Statutory Preemptive Rights Offering, and (ii) after such 30-day period, the offer of common shares to third parties cannot be made on terms and conditions different than those in effect for the Statutory Preemptive Rights Offering unless made on the Chilean Stock Exchanges.

A registration statement on Form F-3ASR relating to these securities offered in the United States in the rights offerings and a prospectus supplement to the prospectus contained in such registration statement have been filed with the U.S. Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

J.P. Morgan, Itaú BBA, and BTG Pactual are acting as the global coordinators for the offerings. Larrain Vial is acting as the bookrunner for the offerings.

A prospectus and prospectus supplement relating to this offering may be obtained when available from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; or Banco BTG Pactual S.A. — Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, or by e-mail at OL-BTGPactual-ProspectusDepartment@btgpactual.com.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. By their nature, all forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that are difficult to predict and/or quantify. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in the Company’s SEC filings, including those set forth in the Risk Factors section and under the heading “Cautionary Language Regarding Forward-Looking Statements” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

You are cautioned not to place undue reliance on the Company’s forward-looking statements. The Company’s forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

Contact Information

For further information, please contact:

ITAÚ CORPBANCA

Rosario Norte 660

Las Condes

Santiago, Chile

Attention: Investor Relations

Telephone Number: +562-2660-1751